Exhibit 2.3.3

The Second Amendment to Share Transfer Agreement for

Qingdao School

This Amendment is made on November 25, 2009, by and among Beijing Frank Education Investment and Management Co., Ltd (the “Company”), Rong Zhou, Chengwu Sun, Qingdao Peking University Resource Technology Development Co., Ltd and Qingdao Boyang Education Investment and Management Co. Ltd for the purpose of specification of the payment term under the Share Transfer Agreement on January 4, 2008 for Qingdao Boyang Education Investment and Management Co. Ltd who is the sole sponsor of Shandong International Polytechnic School of Translation and the First Amendment to Share Transfer Agreement on June 14, 2009( the “Original Agreements”).

It is agreed as follows:

1.

Up to now, since the Company has paid RMB3,000,000 out of the whole Consideration in the amount of RMB 72,000,000 (“Consideration”), the Parties hereby agree that the Company shall pay the rest of the Consideration with interest-free in three installments as the following schedule: the first of which, for 30% of the aggregate amount, is payable early October 2010, between October 1st and October 10th, 2010; the second of which, for 30% of the aggregate amount, is payable early December 2010, between December 1st and December 10th 2010; and the third of which, for 40% of the aggregate amount, is payable early June 2012, between June 1st and June 10th, 2012.

2.	Whereas conflicts occur between this Amendment and the Original Agreements, this Amendment shall prevail.

3.	Except the above amendments, the other terms of Original Agreements keep unchanged.

Signature:

Beijing Frank Education Investment and Management Co., Ltd (Chop)

Rong Zhou /s/

Chengwu Sun /s/

Qingdao Peking University Resources Technology Development Co., Ltd (Chop)

Qingdao Boyang Education Investment and Management Co. Ltd (Chop)